Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2021 Second Quarter Results

– Record results and strong profitability driven by all four business segments –

– Operational focus on “freight that fits” drives record margins –

– Acquisition of UPS Freight makes stronger-than-anticipated immediate positive impact –

•

Second quarter operating income from continuing operations of $310.3 million increased 226% from $95.1 million in the same quarter year, including a $122.9 million bargain purchase gain on the acquisition of UPS Freight

•

Second quarter net income from continuing operations of $251.1 million increased 398% compared to $50.5 million in Q2 2020, while adjusted net income[1] of $137.2 million increased 104% compared to $67.2 million in Q2 2020

•

Second quarter diluted earnings per share (diluted “EPS”) from continuing operations of $2.63 increased 361% compared to $0.57 in Q2 2020, while adjusted diluted EPS[1] of $1.44 increased 89% compared to $0.76 in Q2 2020

•	Second quarter net cash from continuing operating activities of $298.6 million increased 78% compared to $168.1 million in Q2 2020

Montreal, Quebec, July 26, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the second quarter ended June 30, 2021. All amounts are shown in U.S. dollars.

“The second quarter was historically significant for TFI International, with the closing of our UPS Freight acquisition and record performance across the board,” stated Alain Bédard, Chairman, President and Chief Executive Officer.  “With all four of our business segments reaching new heights, it is increasingly clear that our strategy to navigate the unprecedented events of the past year has created a platform for growth and profitability that is the strongest in our company’s history, benefitting from our continued sharp focus on ‘freight that fits’ to capitalize on favorable pricing and volume trends.  Particularly gratifying is the performance of TForce Freight which has exceeded our operating ratio targets far ahead of schedule, and we have only just begun our work.  I wish to thank our entire team for their hard work and remarkable efforts, and officially welcome aboard our new TForce Freight colleagues who have seamlessly come under the TFI umbrella and are already making stronger-than-expected contributions.  As we move into the second half of the year, we remain dedicated to strong execution and the generation of robust cash flow to further enhance shareholder value.”

Financial highlights	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share data)	2021	2020*	2021	2020*
Total revenue	1,836.7	798.5	2,985.5	1,723.0
Revenue before fuel surcharge	1,651.0	740.1	2,710.1	1,569.2
Adjusted EBITDA[1]	285.4	167.6	461.6	316.7
Operating income from continuing operations	310.3	95.1	412.0	182.4
Net cash from continuing operating activities	298.6	168.1	453.8	305.3
Adjusted net income[1]	137.2	67.2	210.9	119.8
Adjusted EPS - diluted[1] ($)	1.44	0.76	2.21	1.37
Net income from continuing operations	251.1	50.5	318.0	106.2
EPS from continuing operations - diluted ($)	2.63	0.57	3.33	1.21
Weighted average number of shares ('000s)	93,192	87,411	93,287	86,063
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

SECOND QUARTER RESULTS

Total revenue of $1.84 billion was up 130% and, net of fuel surcharge, revenue of $1.65 billion was up 123% compared to the prior year period.

Operating income from continuing operations grew 226% to $310.3 million from $95.1 million the prior year period, primarily driven by business acquisitions, a bargain purchase gain of $122.9 million, strong execution across the organization, increased quality of revenue, an asset-right approach, cost efficiencies and Canadian Emergency Wage Subsidy contributions of $5.0 million. This growth was achieved despite a $5.9 million loss recognized on the mark-to-market of the deferred share units (“DSUs”) and $7.0 million of transaction related costs incurred in the acquisition of UPS Freight in the quarter.

Net income from continuing operations grew 398% to $251.1 million from $50.5 million the prior year period, and net income from continuing operations of $2.63 per diluted share was up relative to $0.57 the prior year period.  Adjusted net income, a non-IFRS measure, was $137.2 million, or $1.44 per diluted share, up 104% from $67.2 million, or $0.76 per diluted share, the prior year period.

SIX-MONTH RESULTS

For the first six months of 2021, total revenue of $2.99 billion was up 73% and, net of fuel surcharge, revenue of $2.71 billion was up 73% compared to the prior year period.

Net income from continuing operations was $318.0 million, or $3.33 per diluted share, compared to $106.2 million, or $1.21 per diluted share a year ago. Adjusted net income was $210.9 compared to $119.8 million.

During the first half of 2021, revenue grew 35% for Package and Courier, 204% for Less-Than-Truckload, 23% for Truckload and 101% for Logistics, relative to the prior year period.  Operating income was higher across all segments in Q2 in comparison to the prior year.

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Earnings Press Release

SEGMENTED RESULTS
(in million of U.S. dollars)	Three months ended June 30				Six months ended June 30
	2021		2020*		2021		2020*
	$		$		$		$
Revenue[1]
Package and Courier	145.2		100.8		276.8		205.0
Less-Than-Truckload	625.3		114.3		756.9		248.6
Truckload	481.5		340.2		906.1		737.7
Logistics	406.9		191.1		785.3		391.2
Eliminations	(8.0)		(6.3)		(14.9)		(13.3)
	1,651.0		740.1		2,710.1		1,569.2
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Package and Courier	29.5	20.3%	16.4	16.3%	47.9	17.3%	28.0	13.6%
Less-Than-Truckload[2]	202.6	32.4%	24.1	21.1%	224.8	29.7%	37.2	15.0%
Truckload	62.6	13.0%	50.3	14.8%	112.6	12.4%	96.7	13.1%
Logistics	35.6	8.7%	16.4	8.6%	64.6	8.2%	35.6	9.1%
Corporate	(20.1)		(12.2)		(37.9)		(15.0)
	310.3	18.8%	95.1	12.8%	412.0	15.2%	182.4	11.6%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge. [2] Three and six months ended June 30, 2021 include a $122.9 million bargain purchase gain.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

CASH FLOW

Net cash from continuing operating activities was $298.6 million during Q2 compared to $168.1 million the prior year period. The 78% increase was due to stronger operating performance, favorable contributions from working capital of recently acquired companies, and contributions from business acquisitions net of an unfavorable contribution from additional tax payments of $48.3 million driven by an increase in 2021 operating results. The Company returned $58.4 million to shareholders during the quarter, of which $21.4 million was through dividends and $37.0 million was through share repurchases.

Cash used for the purchase of property and equipment was $60.5 million during Q2 2021 versus $20.8 million the prior year quarter, resulfing from a suspension of capital expenditures in Q2 2020.

On June 15, 2021, the Board of Directors of TFI International declared a quarterly dividend of $0.23 per outstanding common share payable on July 15, 2021, representing a 21% increase over the $0.19 quarterly dividend declared in Q2 2020.

CORRECTION OF PREVIOUSLY ISSUED PRESS RELEASE

The press release issued by the Company on July 13, 2021 included a reference to adjusted operating ratio, a non-IFRS measure, without reference to a directly comparable IFRS measure. The Company wishes to withdraw the press release issued on July 13, 2021 and to replace it with the following.

The operating income from the US LTL operating segment, which is comprised almost exclusively of the TForce Freight operations, was $170.8 million, which included a bargain purchase gain of $122.9 million. The adjusted operating ratio, a non-IFRS measure, was 90.1% compared to an expected adjusted operating ratio of 96-97% for the US LTL operating segment. Adjusted operating ratio does not have a directly comparable measure under IFRS. Although adjusted operating ratio is not a recognized financial measure, it is a widely recognized measure in the transportation industry, which TFI International believes provides a comparable benchmark for evaluating its performance.

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Earnings Press Release

TFI International calculates adjusted operating ratio as operating expenses from continuing operations before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, and intangible assets, net of fuel surcharge revenue, divided by revenue before fuel surcharge.

The reconciliation for the adjusted operating ratio for the three months ended June 30, 2021 is as follows:

(in millions of U.S. dollars)	Three months ended
June 30 2021
U.S. based LTL
Operating expenses*	378.5
Gain (loss) on sale of land and buildings and assets held for sale	-
Bargain purchase gain	122.9
Adjusted operating expenses	501.4
Fuel surcharge revenue	(67.6)
Adjusted operating expenses, net of fuel surcharge	433.8
Revenue before fuel surcharge	481.7
Adjusted operating ratio	90.1%
* Operating expenses exclude intra LTL eliminations.

CONFERENCE CALL

TFI International will host a conference call on Monday, July 26, 2021 at 6:00 p.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-877-223-4471. A recording of the call will be available until midnight, August 9, 2021, by dialing 1-800-585-8367 or 416-621-4642 and entering passcode 6087055.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

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Earnings Press Release

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2021 Q2 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

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Earnings Press Release

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars)	2021	2020*	2021	2020*
Net income from continuing operations	251.1	50.5	318.0	106.2
Net finance costs	16.6	12.7	31.0	27.0
Income tax expense	42.5	32.0	63.0	49.2
Depreciation of property and equipment	56.2	41.9	97.4	84.4
Depreciation of right-of-use assets	28.2	19.7	51.0	38.8
Amortization of intangible assets	13.7	11.1	28.0	22.8
Bargain purchase gain	(122.9)	-	(122.9)	(4.0)
Loss on sale of land and buildings	0.0	-	0.0	0.0
Gain on sale of assets held for sale	0.0	(0.1)	(3.9)	(7.7)
Adjusted EBITDA	285.4	167.6	461.6	316.7
Note: due to rounding, totals may differ slightly from the sum.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

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Earnings Press Release

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale,. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars, except per share data)	2021	2020*	2021	2020*
Net income for the period	251.1	50.5	318.0	106.2
Amortization of intangible assets related to business acquisitions, net of tax	9.5	8.3	19.4	16.2
Net change in fair value and accretion expense of contingent considerations, net of tax	(0.1)	0.0	0.1	0.1
Net change in fair value of derivatives, net of tax	-	(0.2)	-	0.2
Net foreign exchange gain, net of tax	(0.5)	0.0	(0.5)	(0.9)
Bargain purchase gain	(122.9)	-	(122.9)	(4.0)
Gain on sale of land and buildings and assets held for sale, net of tax	0.1	(0.1)	(3.2)	(6.8)
Adjusted net income	137.2	67.2	210.9	119.8
Adjusted earnings per share - basic	1.47	0.77	2.26	1.39
Adjusted earnings per share - diluted	1.44	0.76	2.21	1.37
Note: due to rounding, totals may differ slightly from the sum.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

Note to readers:	Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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